B5

17006054

SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
JAN 27 2017
Washington DC
412

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 68679

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Augeo Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10801 National Blvd., Suite 500
(No. and Street)

Los Angeles (City) California (State) 90064 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lars Ekstrom 310-500-8861
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson
(Name – *if individual, state last, first, middle name*)

18425 Burbank Blvd., #606 (Address) Tarzana (City) California (State) 91356 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECEIVED
2017 JAN 27 PM 2:31
SEC / TM

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Lars Ekstrom, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Augeo Advisors, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING DIRECTOR

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

California Jurat Certificate

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Los Angeles s.s.

Subscribed and sworn to (or affirmed) before me on this 19th day of January,
Month

20 17, by Lars Ekstrom and
Name of Signer (1)

______________________________, proved to me on the basis of
Name of Signer (2)

satisfactory evidence to be the person(s) who appeared before me.

[signature]
Signature of Notary Public

A. RAMOS
Commission No. 2008670
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires FEBRUARY 24, 2017
NCC1 NCC1

____
For other required information (Notary Name, Commission No. etc.)

Seal

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The certificate is attached to a document titled/for the purpose of

containing 2 pages, and dated 1/19/17

Additional Information

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
○ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:

Page # 2 Entry # ____

Notary contact: ______________

Other

☐ Affiant(s) Thumbprint(s) ☐ Describe: ______

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Augeo Advisors, LLC
Los Angeles, California

I have audited the accompanying statement of financial condition of Augeo Advisors, LLC as of December 31, 2016 and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Augeo Advisors, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Augeo Advisors, LLC as of December 31, 2016 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2016 (Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)) has been subjected to audit procedures performed in conjunction with the audit of Augeo Advisors, LLC's financial statements. The supplemental information is the responsibility Augeo Advisors, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 19, 2017

AUGEO ADVISORS, LLC

Statement of Financial Condition
December 31, 2016

ASSETS

Cash	$	225,534
Accounts receivable		16,667
Furniture and equipment, net of accumulated depreciation of $21,199		6,788
Other assets		4,605
Total assets	$	253,594

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	12,017
Total liabilities		12,017

MEMBER'S EQUITY:

Member's equity		241,577
Total member's equity		241,577
Total liabilities and member's equity	$	253,594

AUGEO ADVISORS, LLC

Statement of Income
For the year ended December 31, 2016

REVENUES:	
Success Fees	$ 1,384,163
Engagement Fees	50,000
Total revenues	1,434,163
EXPENSES:	
Consulting	5,293
Depreciation	2,725
Insurance	45,026
Legal and professional fees	6,090
Office rent and parking	25,950
Research and database	24,475
Regulatory expense	7,098
Telephone and communications	11,631
Travel, meals & entertainment	588
Other general and administrative expenses	16,060
Total expenses	144,936
INCOME (LOSS) BEFORE INCOME TAXES	1,289,227
INCOME TAX PROVISION	
Income tax expense	(6,800)
NET INCOME (LOSS)	$ 1,282,427

AUGEO ADVISORS, LLC

Statement of Changes in Member's Equity
For the year ended December 31, 2016

		Total Member's Equity
Beginning balance December 31, 2015	$	265,950
Net income (loss)		1,282,427
Capital withdrawal		(1,306,800)
Ending balance December 31, 2016	$	241,577

The accompanying notes are an integral part of these financial statements

AUGEO ADVISORS, LLC

Statement of Cash Flows
For the year ended December 31, 2016

Net income	$ 1,282,427
Adjustments to reconcile net ioncome to net cash provided by operating activities:	
Depreciation	2,725
Increase (decrease) in:	
Accounts payable and accrued expenses	3,060
Total adjustments	5,785
Net cash provided by operating activities	1,288,212
CASH FLOWS FROM INVESTING ACTIVITIES	
Capital expenditures	-
Net cash used in investing activities	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital withdrawals	(1,306,800)
Net cash used in financing activities	(1,306,800)
Decrease in cash	(18,588)
Cash-beginning of period	244,122
Cash-end of period	$ 225,534

Supplemental disclosure of cash flow information

Cash paid during the year for:	
Interest	$ -
Income taxes	$ 800

AUGEO ADVISORS, LLC

Statement of Net Capital
Schedule I
For the year ended December 31, 2016

	Focus 12/31/16	Audit 12/31/16	Change
Member's equity, December 31, 2016	$ 241,577	$ 241,577	$ -
Subtract - Non allowable assets:			
Accounts receivable	16,667	16,667	-
Fixed assets	6,788	6,788	-
Other assets	4,605	4,605	-
Other deductions	15,000	15,000	
Tentative net capital	198,517	198,517	-
Haircuts	0	0	-
NET CAPITAL	198,517	198,517	-
Minimum net capital	5,000	5,000	-
Excess net capital	$ 193,517	$ 193,517	-
Aggregate indebtedness	12,017	12,017	-
Ratio of aggregate indebtedness to net capital	0.06	0.06	

There were no reported differences between the audit and Focus at December 31, 2016.

AUGEO ADVISORS, LLC

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2016

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2016

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(i) exemptive provision.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Augeo Advisors, LLC, (the "Company"), was formed in June, 2010, in the State of California as a limited liability company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is authorized to engage in private placements of securities and mergers and acquisitions. The Company does not hold customer funds or safeguard customer securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives of three (3) to seven (7) years by the straight-line method.

The Company, with the consent of its Members, has elected to be a Limited Liability Company. For tax purposes, the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar treatment, although there exists a provision for a minimum Franchise Tax of $800 plus a fee based upon gross receipts.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company is engaged in various trading and brokerage activities in whose counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

Management has reviewed the results of operations for the period of time from its year end December 31, 2016 through January 19, 2017, the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

The Company is subject to audit by the taxing agencies for years ending December 31, 2013, 2014 and 2015.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There were no levels to measure at December 31, 2016.

Note 2: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded at cost and summarized by major classifications as follows:

Computer equipment	$ 20,842
Furniture	7,145
	27,987
Less accumulated depreciation	(21,199)
Fixed assets, net	$ 6,788

For the year ended December 31, 2016, depreciation expense was $2,725.

Note 3: INCOME TAXES

The Company is subject to a limited liability company gross receipts fee and a minimum franchise tax of $800. At December 31, 2016, the Company was subject to the minimum limited liability company income tax of $800. The Company has also accrued a limited liability gross receipts fee in the amount of $6,000, which is included in accounts payable and accrued expenses on the December 31, 2016 balance sheet.

Note 4: COMMITMENTS AND CONTINGENCIES

On December 1, 2015, the Company entered into a 24-month operating lease covering its office with an initial monthly rent rate of $1,700. The lease, which expires on November 30, 2017, provides for a scheduled increase in the monthly rent rate to $1,750 effective December 1, 2016. Minimum future rental commitments under the lease are:

Year Ending	Amount
December 31, 2017	$19,250

For the year ended December 31, 2016, office rent expense was $24,050.

Note 5: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2016 the Company had net capital of $198,517, which was $193,517 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness of $12,017 to net capital was 0.06-to-1, which is less than the 15-to-1 maximum ratio allowed for a broker dealer.

AUGEO ADVISORS, LLC

Statement of Net Capital
Schedule I
For the year ended December 31, 2016

	Focus 12/31/16	Audit 12/31/16	Change
Member's equity, December 31, 2016	$ 241,577	$ 241,577	$ -
Subtract - Non allowable assets:			
Accounts receivable	16,667	16,667	-
Fixed assets	6,788	6,788	-
Other assets	4,605	4,605	-
Other deductions	15,000	15,000	
Tentative net capital	198,517	198,517	-
Haircuts	0	0	-
NET CAPITAL	198,517	198,517	-
Minimum net capital	5,000	5,000	-
Excess net capital	$ 193,517	$ 193,517	-
Aggregate indebtedness	12,017	12,017	-
Ratio of aggregate indebtedness to net capital	0.06	0.06	

There were no reported differences between the audit and Focus at December 31, 2016.

AUGEO ADVISORS, LLC

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2016

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2016

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(i) exemptive provision.

Assertions Regarding Exemption Provisions

We, as members of management of **Augeo Advisors, LLC** ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period from January 1, 2016 through December 31, 2016.

AUGEO ADVISORS, LLC

By:

Lars Ekstrom, Managing Director

1-19-2017

Date

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Augeo Advisors, LLC
Los Angeles, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Augeo Advisors, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Augeo Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Augeo Advisors, LLC, stated that Augeo Advisors, LLC, met the identified exemption provision throughout the most recent fiscal year without exception. Augeo Advisors, LLC's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Augeo Advisors, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 19, 2017

AUGEO ADVISORS, LLC

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2016

AUGEO ADVISORS, LLC

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